Exhibit 2.2

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is entered into this 9th day of June, 2013 between Atlas Resource Partners, L.P., a Delaware limited partnership (“Assignor”), Atlas Energy, L.P., a Delaware limited partnership (“ATLS”) and, upon its formation, ATLS Production Company, LLC, a Delaware limited liability company (“APC”).

WHEREAS, Assignor is a party to the Purchase and Sale Agreement (the “Purchase Agreement”), dated as of June 9, 2013, among EP Energy E&P Company, L.P., a Delaware limited partnership and EPE Nominee Corp., a Delaware corporation (together, “Seller”) and Assignor;

WHEREAS, Section 13.4 of the Purchase Agreement provides that Assignor may assign its right and obligation to acquire the Assets and Assumed Liabilities (in each case as defined in the Purchase Agreement) relating to the Arkoma basin, and its related obligations under the Purchase Agreement, to ATLS or a subsidiary thereof;

WHEREAS, at or prior to the Closing, as set forth in the Purchase Agreement:

(i)	pursuant to Section 2.1 of the Purchase Agreement, Assignor shall purchase and acquire from Seller all of Seller’s right, title and interest in the Assets;

(ii)	pursuant to Section 2.10 of the Purchase Agreement, Assignor shall assume, and thereafter, fulfill, perform, be bound by, pay and discharge (or cause to be fulfilled, performed, paid or discharged) the Assumed Liabilities; and

(iii)	pursuant to Section 2.3 of the Purchase Agreement, Assignor shall fund the Closing Amount;

WHEREAS, if Closing shall occur, effective from and after the Closing Date:

(i)	pursuant to Section 4.2 of the Purchase Agreement, Seller shall defend, indemnify and hold harmless Assignor from and against certain claims;

(ii)	pursuant to Section 4.3 of the Purchase Agreement, Assignor shall release, defend, indemnify and hold harmless Seller from and against certain claims; and

(iii)	pursuant to Section 2.7 of the Purchase Agreement, Assignor shall pay any amounts owed by Assignor to Seller as a result of the Final Settlement Statement;

WHEREAS, Assignee has reviewed the Purchase Agreement and understands the rights and obligations of Assignor, as Buyer, and Seller provided thereunder;

WHEREAS, Assignor desires to assign to Assignee:

(i)

(a) its right pursuant to Section 2.1 of the Purchase Agreement to purchase and acquire from Seller all of Seller’s right, title and interest in the Oil & Gas Properties (as defined in the Purchase Agreement) associated with the Arkoma basin (the “Arkoma Properties”) and all of the Assets primarily associated with the Arkoma Properties (the

“Arkoma Assets”) and (b) its right pursuant to Section 4.2 of the Purchase Agreement to be defended, indemnified and held harmless by Seller from and against certain claims relating to the Arkoma Assets as and to the extent provided for in Article IV of the Purchase Agreement (the “Arkoma Seller Indemnity”). The rights referred to in clauses (a) and (b) above shall be collectively referred to as the “Arkoma Rights,” and Assignee desires to irrevocably accept such assignment;

(ii)	(a) its obligation pursuant to Section 2.10 of the Purchase Agreement to assume, and thereafter, fulfill, perform, be bound by, pay and discharge (or cause to be fulfilled, performed, paid or discharged) the Assumed Liabilities relating to the Arkoma Assets (the “Arkoma Liabilities”), (b) its obligation pursuant to Section 2.3 of the Purchase Agreement to fund the Closing Amount relating to the Arkoma Assets (the “Arkoma Closing Amount”) and its obligation pursuant to Section 2.7 of the Purchase Agreement to fund any amounts owed to Seller as a result of the Final Settlement Statement (the “Arkoma Purchase Price”), (c) its obligation pursuant to Section 4.3 of the Purchase Agreement to release, defend, indemnify and hold harmless Seller from and against certain claims and liabilities relating to the Arkoma Assets (the “Arkoma Buyer Indemnity”), and (d) all other obligations of, or to be performed by, Assignor, as “Buyer” under the Purchase Agreement, to the extent relating to the acquisition of the Arkoma Assets and assumption of the Arkoma Liabilities. The obligations in clauses (a)–(d) shall be collectively referred to as the “Arkoma Obligations,” and Assignee desires to irrevocably assume and fully perform such obligations;

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Definitions. Capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement.

2.	Assignment and Assumption. Assignor hereby assigns and transfers to Assignee:

(a) the Arkoma Rights; and

(b) the Arkoma Obligations

In the event the Agreement is terminated for any reason whatsoever, the rights and obligations set forth in this Section 2 shall terminate without further action by the parties hereto.

3.	Acceptance of Assignment and Assumption. Assignee hereby irrevocably accepts and assumes the Arkoma Rights and Arkoma Obligations. Assignee hereby agrees to fully perform, pay, satisfy and/or discharge, as applicable, each and all of the Arkoma Obligations.

4.	Arkoma Closing Amount. The aggregate Allocated Value of the Arkoma Assets is $66,538,467, and such amount is the portion of the Base Purchase Price allocable to the Arkoma Assets (the “Arkoma Base Purchase Price”). The Arkoma Closing Amount shall equal the sum of:

(a) the Arkoma Purchase Price; plus

(b) for upward or downward purchase price adjustments pursuant to Section 2.5 of the Purchase Agreement arising specifically with reference to any Arkoma Assets, the full amount of such purchase price adjustments; plus

(c) for upward or downward purchase price adjustments pursuant to Section 2.5 of the Purchase Agreement arising specifically with reference to any specific Assets other than the Arkoma Assets, zero; plus

(d) for upward or downward purchase price adjustments pursuant to Section 2.5 of the Purchase Agreement that cannot be allocated between the Arkoma Assets and other Assets, or that arise generally in connection with the ownership or operation of the Assets, 8.31731% of such purchase price adjustments.

5.	Arkoma Seller Indemnity. Pursuant to Section 4.2 of the Purchase Agreement, for the purpose of determining the amounts under the Arkoma Seller Indemnity, the following principles shall apply:

(a) for indemnification and other payments pursuant to Section 4.2 of the Purchase Agreement arising specifically with reference to any Arkoma Assets, the full amount of such payment;

(b) for indemnification and other payments pursuant to Section 4.2 of the Purchase Agreement arising specifically with reference to any specific Assets other than the Arkoma Assets, zero;

(c) for indemnification and other payments pursuant to Section 4.2 of the Purchase Agreement that cannot be allocated between the Arkoma Assets and other Assets, or that rise generally in connection with the ownership or operation of the Assets, 8.31731% of such payment.

6.	Arkoma Buyer Indemnity. Pursuant to Section 4.3 of the Purchase Agreement, for the purpose of determining the amounts under the Arkoma Buyer Indemnity, the following principles shall apply:

(a) for indemnification and other payments pursuant to Section 4.3 of the Purchase Agreement arising specifically with reference to any Arkoma Assets, the full amount of such payment;

(b) for indemnification and other payments pursuant to Section 4.3 of the Purchase Agreement arising specifically with reference to any specific Assets other than the Arkoma Assets, zero;

(c) for indemnification and other payments pursuant to Section 4.3 of the Purchase Agreement that cannot be allocated between the Arkoma Assets and other Assets, or that arise generally in connection with the ownership or operation of the Assets, 8.31731% of such payment.

7.	Data and Records. The Arkoma Assets shall include data and records of the Seller referred to in Section 2.1(g) of the Purchase Agreement, to the extent relating to the Arkoma Assets, and excluding data and records relating to all other Assets.

8.	Assignee Representations and Warranties. Assignee represents and warrants to Assignor each of the representations and warranties contained in Article 7 of the Purchase Agreement (other than Sections 7.10 and 7.11) as of the date of this Agreement and as of the Closing as if such representations and warranties were made by Assignee with respect to itself, provided that such representations and warranties shall also cover this Agreement and shall exclude matters unrelated to the transactions contemplated by this Agreement.

9.	No Waiver. Assignor hereby agrees not to waive any rights arising under the Purchase Agreement relating to the Arkoma Assets or Arkoma Obligations without the prior written consent of Assignee, not to be unreasonably withheld, to the extent such waiver would reasonably be expected to materially affect Assignee’s rights to the Arkoma Assets or Assignee’s obligations in respect of the Arkoma Obligations.

10.	No Transfer. Unless, due to reductions contemplated by the Purchase Agreement, the aggregate purchase price to be paid by Assignor at Closing for the Assets other than the Arkoma Assets is to be $600 million or less, (1) the parties will not agree to rescind or void this Assignment and Assumption, and (2) for at least one year after Closing, Assignee shall not transfer any of the Arkoma Assets or Arkoma Liabilities to Assignor or any subsidiary thereof.

11.	Further Assurances. To the extent necessary or advisable:

(a) to the extent necessary or advisable, or upon the request of either party hereto, the parties shall agree in good faith upon the allocation of other rights, obligations and responsibilities under the Purchase Agreement not addressed in this Agreement and shall enter into such additional agreements or arrangements as may be necessary or appropriate to, carry out or give effect to the intent of this Agreement or the Purchase Agreement, or to clarify the relationship of this Agreement to the particular terms of the Purchase Agreement, including as to operating services or transition services, provided that the failure to reach any such agreement or to enter into any such agreements or arrangements shall not affect, limit or reduce Assignee’s obligations to perform any of its obligations hereunder, to purchase and acquire the Arkoma Rights and fully assume and perform the Arkoma Obligations from and after the Closing, or to consummate the transactions contemplated by the Purchase Agreement.

(b) upon the request of any party hereto, the other party hereto shall, without further consideration, execute and deliver, or cause to be executed and delivered, such further instruments, and shall take, or cause to be taken, such further or other actions as the other party hereto may reasonably request to confirm or otherwise carry out or give effect to the intent of this Agreement or the Purchase Agreement.

12.

Indemnification. Assignee acknowledges that Assignor relied on Assignee’s commitment hereunder in connection with Assignor’s decision to enter into the Purchase Agreement. Assignee shall defend, indemnify, and hold harmless Assignor and its Affiliates, together with its and their members, partners, officers, directors, agents, representatives, consultants and employees from and against any and all claims, demands, suits, causes of action, losses, damages, liabilities, fines, penalties, fees, expenses and costs (including reasonable attorneys’ fees and costs of litigation) arising out of, resulting from, or relating to Assignee’s failure to perform any of its obligations hereunder, to purchase and acquire the Arkoma Rights and fully assume and perform the Arkoma Obligations from and after the Closing, or to consummate the transactions contemplated by the Purchase Agreement. The parties hereby acknowledge that the purpose of the indemnification pursuant to this Section 12 shall be to cause Assignor to be as closely as possible to the same position as it would have been in had Assignee directly entered into an agreement with Seller, to which Assignor was not a party, for the purchase of the Arkoma Assets and assumption of the Arkoma Liabilities.

13.	Specific Performance. Assignee hereto acknowledges and agrees that (i) monetary damages could not adequately compensate Assignor hereto in the event of a breach or threatened breach of this Agreement by Assignee, (ii) Assignor would suffer irreparable harm in the event of such a breach or threatened breach, and (iii) Assignor shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement hereof to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Assignee agrees to not seek and agrees to waive any requirement for the securing or posting of a bond in connection with Assignor seeking or obtaining any relief pursuant to this Section 13.

14.	Governing Law. This Agreement is governed by the Laws of the State of Delaware, excluding any choice of law rules that may direct the application of the Laws of another jurisdiction.

15.	No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of and shall not be enforceable by any person which is not a party hereto.

16.	Successors. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

17.	APC. The parties hereby agree that APC shall, if formed as a wholly owned subsidiary of ATLS within two business days of the date of this agreement, be deemed to be the Assignee hereunder for all purposes as if it had been party from the original execution time of this Agreement; provided that ATLS shall remain jointly and severally liable for, and shall guarantee payment and performance of, all obligations of APC pursuant to this Agreement.

18.	Joint and Several Liability to Seller. As contemplated by Section 13.4 of the Purchase Agreement, Assignor and Assignee shall be jointly and severally liable to Seller for the obligations under the Purchase Agreement assigned to Assignee under this Agreement.

19.	Counterparts. This Agreement may be executed in any number of counterparts, each deemed to be an original, but all of which together shall constitute one instrument. Signatures delivered by telecopy or email shall have the same effect as the manual original signatures.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective authorized officers on the date written above.

ASSIGNOR

Atlas Resource Partners, L.P.
by: Atlas Resource Partners GP, LLC, its general partner

By:	/s/ Daniel C. Herz
Name:	Daniel C. Herz
Title:	Senior Vice President of Corporate Development & Strategy

ASSIGNEE

Atlas Energy, L.P.
by: Atlas Energy GP, LLC, its general partner

By:	/s/ Daniel C. Herz
	Name:	Daniel C. Herz
	Title:	Senior Vice President of Corporate Development & Strategy

ATLS Production Company, LLC
by:	Atlas Energy, L.P., its sole member
by: Atlas Energy GP, LLC, its general partner

By:	/s/ Sean McGrath
	Name:	Sean McGrath
	Title:	Chief Financial Officer

[Signature Page to Assignment and Assumption]